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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 26)

Quanta Services, Inc. (Name of Issuer)
Common Stock, $0.00001 par value (Title of Class of Securities)
74762E102 (CUSIP Number)

Leslie J. Parrette, Jr., Senior Vice President, General Counsel and
Corporate Secretary
Aquila, Inc. (formerly, UtiliCorp United Inc.)
20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74762E102

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Aquila, Inc. (formerly, UtiliCorp United Inc.) #440541877

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(See Instructions) (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Wc, Bk

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

(6)	Citizenship Or Place Or Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 29,243,179

		8	SHARED VOTING POWER None*

		9	SOLE DISPOSITIVE POWER 29,243,179

		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,243,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.76%**

14	TYPE OF REPORTING PERSON (See Instructions) CO

*SEE INSTRUCTION BEFORE FILLING OUT!
*
This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, Aquila has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. Aquila expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

**
The percentage reflected in row 13 above is obtained by using 77,441,955 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 60,217,150 shares of Issuer's issued and outstanding Common Stock (Issuer's Form 10-Q filed on May 15, 2002, indicates that 68,217,150 shares of Common Stock were outstanding as of May 8, 2002, but for purposes of this filing, Aquila has subtracted the 8,000,000 shares of Common Stock reacquired by the Issuer from a Stock Employee Compensation Trust ("SECT") pursuant to the terms of the Settlement and Governance Agreement between Issuer and Aquila dated May 20, 2002 in which the parties agreed that Issuer would terminate the SECT), and (b) 17,224,805 shares of Common Stock into which Issuer's Convertible Preferred Stock held by Aquila is convertible.

  Also note that the percentage of Common Stock owned by Aquila on a partially diluted basis is approximately 35.80%. This percentage is obtained by using 81,694,701 shares as the denominator, which includes (a) the 77,441,955 shares discussed in the previous paragraph, (b) 1,089,350 shares of Limited Vote Common Stock (as indicated as outstanding as of May 8, 2002 in Issuer's Form 10-Q filed on May 15, 2002), and (c) 3,163,396 shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted (as indicated in the Issuer's Form 10-Q filed on May 15, 2002). Aquila's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under Issuer's Stock Option Plan.

AMENDMENT NO. 26 TO
STATEMENT ON SCHEDULE 13D

Introduction

        All information herein with respect to Aquila, Inc. (formerly known as UtiliCorp United Inc.), a Delaware corporation ("Reporting Person" or "Aquila"), and the common stock, par value $0.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of Aquila. The Schedule 13D originally filed on October 4, 1999 on behalf of Aquila (the "Original Schedule 13D") and twenty-five amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1, 2001, October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001, November 13, 2001, November 28, 2001, February 8, 2002, February 25, 2002, March 7, 2002, March 12, 2002, March 21, 2002 and March 26, 2002 respectively, on behalf of Aquila are incorporated by reference and amended as follows.

Item 4.    Purpose of Transaction.

        On May 20, 2002, Aquila and Quanta entered into the Settlement and Governance Agreement (the "Settlement Agreement") pursuant to which, among other things, Aquila has terminated its proxy contest for control of Quanta's Board of Directors, Aquila and Quanta have agreed on the election of a 10-person slate of directors for Quanta and Quanta has reinstated its $75 million open market stock repurchase program, under which approximately $60 million of capacity remains. As a result, Quanta has postponed its 2002 Annual Meeting of Stockholders originally scheduled for May 23, 2002 and will reschedule the meeting for later June. Aquila has agreed to vote its shares of Quanta stock in favor of the 10-person slate of directors named pursuant to the Settlement Agreement at the rescheduled annual meeting.

        The Settlement Agreement also terminates all pending legal and arbitration proceedings between the parties through the execution of mutual releases, resolves certain corporate governance issues, and limits Aquila's ability to increase its investment in Quanta. In addition, Quanta has terminated its Stock Employee Compensation Trust ("SECT"), reacquiring the 8 million shares previously issued to the SECT at no cost to Quanta and will amend its stockholders rights plan to be consistent with the rights and obligations of the parties under the Settlement Agreement.

        With respect to corporate governance, the Settlement Agreement provides that: (i) Quanta's Board will consist of 10 people, with three Aquila designees, three Quanta designees, three independent Directors and one Limited Vote Common Stock Director; (ii) the three independent Directors will consist of one Aquila designee, one Quanta designee and a third designee chosen by the two foregoing designees (the "Independent Committee"); (iii) the Independent Committee's role will be to determine whether a tender or exchange offer proposed by Aquila to increase its ownership to a majority stake in Quanta is fair to all Quanta stockholders other than Aquila ("Permitted Offer"), to make determinations from time to time whether purchasing shares under the stock repurchase program would jeopardize Quanta's financial integrity and to approve any amendment or waiver of any term or condition of the Settlement Agreement; (iv) the Aquila designees will be proportionately represented on all Quanta Board committees, except those required to consist solely of independent Directors, except the independent Directors designated by Aquila will serve on the Audit Committee; and (v) if Aquila's ownership stake in Quanta exceeds 50%, Aquila will have the right to designate a majority of the directors to Quanta's Board and certain minority stockholder protection measures (including further restrictions on Aquila's ability to acquire additional Quanta shares and to dispose of its Quanta shares and to propose or block business combination transactions involving Quanta) will become operative. The Settlement Agreement also provides that as long as Aquila is entitled under the terms of the Series A Preferred Stock to elect one Director to Quanta's Board, Aquila may veto (i) any amendments or modifications to Quanta's stockholder rights plan or similar plan or arrangement inconsistent with the Settlement Agreement and (ii) any amendments to Quanta's certificate of incorporation and bylaws that are inconsistent with the Settlement Agreement. In addition, the following actions require the approval of at least seven out of ten Directors so long as Aquila owns at least 25% of the voting power of Quanta stock outstanding: (i) the incurrence of debt unless such debt is investment grade and provided that Quanta is entitled to incur debt in the amounts of $10 million per individual incurrence and $50 million in the aggregate per year and (ii) issuances of Quanta capital stock for which the approval of Quanta's Board is required either under applicable law or under Quanta Board guidelines.

        The Settlement Agreement also restricts Aquila's ability to increase or decrease its investment in Quanta, providing that: (i) Aquila will not purchase Quanta shares on the open market and will not engage in a proxy contest or make stockholder proposals, but will retain the right to commence a public tender offer and to consummate such offer if it is determined to be a Permitted Offer; and (ii) Aquila may transfer Quanta shares constituting 15% or more of the voting power of Quanta's capital stock to any transferee so long as such transferee agrees to be bound by the provisions of the Settlement Agreement.

        Concurrently with the execution and delivery of the Settlement Agreement, the parties entered into the Amended and Restated Investor's Rights Agreement dated May 20, 2002 (the "Investor's Right Agreement") pursuant to which the parties agreed to reinstate Aquila's proportionate preemptive rights to purchase additional shares of Quanta stock in certain circumstances, extend Aquila's registration rights to all shares of Quanta common stock owned by Aquila and increase Aquila's demand registrations from one to three.

        The preceding paragraphs represent a summary of the material terms of the Settlement Agreement and the Investor's Rights Agreement and are qualified in their entirety by reference to the full text of those agreements which, together with the joint press release issued by Quanta and Aquila on May 20, 2002 regarding the Settlement Agreement, are filed herewith as exhibits and incorporated herein by reference.

        As stated in the Original Schedule 13D, Aquila's initial acquisition of Quanta capital stock was for investment purposes. Following the consummation of the Settlement Agreement, Aquila intends to review its investment in Quanta on a continuing basis and consider any and all of the transactions it is permitted to engage in under the Settlement Agreement. Depending upon the price of and other market conditions relating to Quanta's stock, subsequent developments affecting Quanta and Aquila, Quanta's and Aquila's businesses and prospects, other investment and business opportunities available to Aquila and its affiliates, general stock market and economic conditions, tax considerations and other factors deemed relevant, Aquila may decide to increase or decrease the size of its investment in Quanta, subject in all cases to the standstill restrictions and other provisions of the Settlement Agreement.

        Other than the transactions described herein, neither the Reporting Person nor any of its affiliates have any plan or proposal that would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        On May 20, 2002, Aquila and Quanta entered into the Settlement Agreement and the Investor's Rights Agreement, both of which are described in greater detail above in Item 4.

Item 7.    Material to Be Filed As Exhibits.

        Settlement and Governance Agreement between Aquila and Quanta dated May 20, 2002

        Amended and Restated Investor's Rights Agreement between Aquila and Quanta dated May 20, 2002

        Joint Press Release dated May 20, 2002

SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2002	Aquila, Inc.
	By:	/s/ LESLIE J. PARRETTE, JR. Name: Leslie J. Parrette, Jr. Title: Senior Vice President, General Counsel and Corporate Secretary

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AMENDMENT NO. 26 TO STATEMENT ON SCHEDULE 13D
  Item 4. Purpose of Transaction.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
  Item 7. Material to Be Filed As Exhibits.
SIGNATURE